News Release

RESIN SYSTEMS ENTERS INTO LICENSE AND SUPPLY AGREEMENT TO INTRODUCE AND SUPPLY ITS RSTANDARD™ UTILITY POLES TO AUSTRALIA AND NEW ZEALAND

Edmonton, Alberta, May 3, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a composite materials products technology company, and its operating division, RS Technologies ("RS"), are pleased to announce that RSI has entered into a license and supply agreement with Armor Utilities Structures Pty Limited ("AUS") of Sydney, Australia, to introduce and supply RStandard™ utility poles to Australia and New Zealand (the "Territory") on the following terms:

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RSI granted AUS a license to use RSI's technology for the manufacture and sale of RStandard™ utility poles in the Territory in consideration of a one time license fee payable upon commencement of the technology transfer and an ongoing royalty fee expressed as a percentage of gross sale amounts of RStandard™ utility poles made by AUS.  The license is initially for a single production unit, comprised of two cells capable of producing 2,000 kilograms per hour of completed RStandard™ utility poles.  RSI has agreed not to issue any additional licenses in the Territory for a three year period.  RSI has agreed to provide AUS with an ongoing supply of its Version™ resin at its best pricing point to facilitate the manufacture of RStandard™ utility poles by AUS.

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RSI granted AUS a non-assignable right for six years on an exclusive basis with respect to the Territory, to purchase RStandard™ utility poles from RSI and to represent, market, promote and sell RStandard™ utility poles in the Territory.  In order for AUS to maintain exclusivity within the Territory, it must purchase or manufacture certain defined tonnages of RStandard™ utility poles within certain time frames.

It is anticipated that AUS's production facilities in Australia will be operational by the end of the fourth quarter in calendar 2006.  Until AUS's production facilities are fully operational, all RStandard™ utility poles to be distributed in the Territory will be manufactured in RS's Alberta production facilities and shipped to AUS for distribution.  RS has delivered a demonstration shipment of RStandard™ utility poles to AUS in Australia and it is anticipated that the first full container load of RStandard™ utility poles will be shipped to AUS before the end of the third quarter in calendar 2005.

The Australian electrical power utility industry has publicly identified the urgent need to replace in excess of 200,000 existing utility pole structures in the national power grid on an annual basis.  Neil Caswell, Managing Director of AUS stated, "The industry has also recognized that the growing shortage of traditional timber utility pole structures requires the implementation and usage of new longer life manufactured alternatives.  The RStandard™ utility pole structures provide the longest life and lowest life cycle cost solution of all current commercially produced utility pole structures, including wood, steel, concrete and other composite poles."

AUS is a wholly-owned subsidiary of Armor Australia Pty, Limited ("Armor") which is a composite materials engineering and manufacturing company specializing in composite moulding armour panel applications.  Armor works within a variety of industries providing engineered composite solutions from design and prototyping through to providing fully designed and operational production cells.  Since 2004, Armor has been engaged by the Australian electrical energy transmission and distribution industry to investigate the use of fibre composites to meet the industry's growing need for replacement of its utility pole structures.  This initiative resulted in Armor identifying RStandard™ as the best suited solution for Australia.  Armor is located in Sydney, Australia.

RSI also announced today that it has filed its audited consolidated financial statements for the year ended December 31, 2004 and management's discussion and analysis relating thereto with the applicable securities commissions in Canada, which documents are available for review on RSI's website at www.grouprsi.com and under RSI's profile on the SEDAR website at www.sedar.com.  Greg Pendura, the Chairman, President and Chief Executive Officer of RSI, and Paul Giannelia, the Chief Executive Officer of RS, will discuss the financial results on the RS teleconference and webcast scheduled for later today at 4:00 p.m. (Eastern time) / 2:00 p.m. (Mountain time).  To listen to the webcast, go to www.grouprsi.com and scroll down to the link listed under "Latest News from RS".  Analysts must pre-register with Brenda Larabee of RSI prior to 11:00 am MST (1:00pm EST) at (780) 732-6420 to receive the teleconference dial-in instructions.

RSI is a composite material products technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies domestically and abroad.  In addition, RSI is actively engaged in the further development and commercialization of its proprietary Version™ resin and related products for worldwide composite material applications.  "Version" and "RStandard" are trademarks of RSI.

For more information, please contact:

Greg Pendura Chairman, President and Chief Executive Officer Resin Systems Inc. Phone: (780) 482-1953 Fax: (780) 452-8755 Email: gregp@grouprsi.com www.grouprsi.com	Grant Howard Investor Relations The Howard Group Inc. Phone: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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